Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Twist Holdings, LLC	Delaware
Advance Development, Inc.	Delaware
Alliance Apparel Group, Inc.	Delaware
Eminent, Inc. (dba Revolve Clothing)	Delaware
FWRD, LLC (formerly Forward by Elyse Walker, LLC)	California
RVLV UK Limited	United Kingdom
FWRD UK Limited	United Kingdom
RVLV Netherlands B.V.	Netherlands
RVLV PI LIMITED INC.	Philippines
RVLV CAC INC.	Canada
Beltara, LLC	Delaware